February 5, 2025

VIA EMAIL (Office of Trade & Services CFTradeandServices@sec.gov)

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street NE, Washington, DC 20549

ATTN:Kate Beukenkamp

Re: James Maritime Holdings Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed December  17, 2024

File No. 333-282424

Dear Ms. Beukenkamp:

Thank you for your comment letter dated January 7, 2025 (the “Comment Letter”), with respect to the above-captioned Registration Statement on Form S-1.  We have filed Amendment No. 3 to Form S-1 (the “Form S-1/A”) of James Maritime Holdings Inc. (“JMTM”), which incorporates our responses to your comments.

For your information, we have filed our revised Form S-1/A on the EDGAR system, and have also provided a clean and marked copy to the Staff via email.

Amendment No. 2 to Registration Statement on Form S-1 filed December 17, 2024 General

1. Please update your financial statements pursuant to Rule 3-12 of Regulation S-X to include the financial statements for the latest interim period in 2024. Update the associated financial information in applicable sections of the filing (for example, but not limited to, Management's Discussion and Analysis) as appropriate.

Response:  The Company has updated their financial statements pursuant to Rule 3-12 of Regulation S-X to include the financial statements for the latest interim period in 2024, and the associated financial information in applicable sections of the filing as appropriate.

2. Please file a legal opinion as Exhibit 5.1 in accordance with Item 601(b)(5) of Regulation S-K. We note your legal opinion filed previously dated October 29, 2024 addressing the legality of the securities being registered and other required statements.

Response:  The Company has filed a legal opinion as Exhibit 5.1 in accordance with Item 601(b)(5) of Regulation S-K addressing the legality of the securities being registered and other required statements.

3. We note that Exhibit 23.1, the consent of your current auditor Bush & Associates CPA, references their report date as December 13, 2024. However, it appears, as reflected in your registration statement on page F-3, that your auditor's report is dated June 3, 2024. Please revise accordingly and refile.

Response:  The Company has requested its current auditor, Bush & Associates CPA, to revise Exhibit 23.1 to reflect a report date of June 3, 2024.

4. Please revise your registration statement where appropriate to reflect the current date of any amendment. In this regard, we note that your outside front cover page continues to reference "As filed with the Securities and Exchange Commission on October 31, 2024," and your cover page similarly reflects the date of the prospectus as "October 31, 2024," whereas this is the second amendment to your Form S-1 and it was filed December 17, 2024. Further, please revise your cover page to update the date of the last reported price of your common stock. We note that your disclosure currently reflects a quotation date as of September 24, 2024. Last, revise your disclosure throughout your registration statement to reflect that your common stock is "quoted" rather than "traded" on the OTC Pink.

Response:  The Company acknowledges the Commission’s comment and made the requested revisions to the registration statement as follows:

Cover Page Updates:

• We have updated the outside front cover page to reflect the accurate filing date of this amendment, “As filed with the Securities and Exchange Commission on December 17, 2024.”

• The date of the prospectus on the cover page has also been updated accordingly.

Stock Price Quotation Date:

• The cover page has been revised to update the date of the last reported price of our common stock to reflect a more recent quotation.

OTC Pink Terminology

• We have revised the language throughout the registration statement to clarify that our common stock is “quoted” rather than “traded” on the OTC Pink.

We believe these changes address the Commission’s comments, and we appreciate your review and guidance.

5. Please tell us whether you intend to register your common stock under Section 12(g) of the Exchange Act, and if so, when you plan to do so. To the extent you do not intend to register your common stock under Section 12(g) of the Exchange Act, please include a risk factor that informs investors that you will only be required to comply with the limited reporting obligations required by Section 15(d) of the Exchange Act. Briefly describe the limited reporting requirements. In this regard, we note that on June 20, 2007 you filed a Form 15-12G to terminate the registration of your common stock under Section 12(g) of the Exchange Act. However, the cover page your Form 10-K for fiscal years ended December 31, 2023 and 2022, respectively, incorrectly reflect that your common stock is currently registered pursuant to Section 12(g).

Response:  The Company currently has no definitive plan to register its Common Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended.  The Company acknowledges the incorrect cover page on its Form 10-K for fiscal years ended December 31, 2023 and 2022 and hereby undertakes to correctly reflect that it is not a 12(g) but is in fact a 15(d) filer in all future filings.  Moreover, the Company has added a risk factor to inform investors that it will only be required to comply with the limited reporting obligations requited by Section 15(d) of the Securities Exchange Act of 1934, as amended:

“Our reporting obligations will be limited under Section 15(d) of the Exchange Act, which may result in reduced transparency for investors.

We do not intend to register our common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result, we will not be subject to the ongoing reporting requirements applicable to issuers with securities registered under Section 12 of the Exchange Act, including the comprehensive disclosure, proxy solicitation, and beneficial ownership reporting obligations that apply to Exchange Act reporting companies. Instead, we will only be required to comply with the limited reporting obligations under Section 15(d) of the Exchange Act.

Under Section 15(d), we will be required to file periodic reports, including annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, as long as our reporting obligations remain active. However, unlike a company registered under Section 12, we will not be subject to certain key requirements of the Exchange Act, including:

•Proxy Rules: We will not be subject to the proxy solicitation rules under Section 14 of the Exchange Act, which means we will not be required to provide stockholders with proxy statements for annual or special meetings of stockholders.

•Beneficial Ownership Reporting: We will not be subject to the insider reporting and short-swing profit rules under Section 16 of the Exchange Act,

which require officers, directors, and significant shareholders (greater than 10%) to report their holdings and transactions in our stock.

•Stock Exchange and Market Compliance: Since our stock is not registered under Section 12(g), we will not be required to maintain certain corporate governance and disclosure requirements that may otherwise apply to companies with listed securities on a national securities exchange.

Additionally, our obligation to file reports under Section 15(d) may be automatically suspended for any fiscal year if, at the beginning of such year, we have fewer than 300 shareholders of record. If our reporting obligations are suspended, we may cease filing periodic reports, significantly reducing the amount of public information available about our company.

Because of these limited reporting obligations, investors may have less information about our financial condition and business operations compared to companies that are fully registered under Section 12 of the Exchange Act. This reduced level of disclosure could impact investor confidence and the liquidity of our common stock.”

Assuming these revisions are satisfactory to the Commission and with reference to Rule 460 and Rule 461 the Company would like to request an accelerated effective date as soon as practicable after adequate time for your prior review of this Form S-1/A.  We have prepared a draft acceleration request targeting an effective date of February 15, 2025, subject to further review and additional comments from the Commission.   We appreciate your assistance with this matter.

If you have any further questions or comments, please feel free to contact me.

Sincerely,

Jared P. Febbroriello

JPF/mm

Enclosures

cc:Kip Eardley, President